Exhibit 99.79

925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol; KEI QTCQX ticker symbol; KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY ANNOUNCES ANNUAL 2022 NET INCOME OF US$16.7 MILLION AND ADJUSTED EBITDA OF $25.1 MILLION

THOUSAND OAKS, CALIFORNIA, March 15, 2023 –

All amounts are in U.S. Dollars unless otherwise indicated:

2022 HIGHLIGHTS

●	Adjusted EBITDA(1) was $25.1 million in 2022 compared to $6.6 million in 2021, an increase of 282%. This increase was due to the increase in production of 68% and the increase in average prices of 50% partially offset by higher realized losses from commodity contracts. This exceeded management’s forecasted guidance of Adjusted EBITDA (formerly referred to as Adjusted Funds Flow) of $23 to $25 million
●	Net revenues for 2022 were $37.6 million, an increase of 151% compared to 2021. This also exceeded management’s forecasted guidance of $35 million to $37 million. This increase was primarily due to a 68% increase in production and a 50% increase in average prices in 2022 compared to 2021
●	Net income in 2022 was $16.6 million, compared to net income of $71.0 million in 2021. The Company recorded an impairment reversal of $70.8 million for the year ended December 31, 2021. Excluding the impact of that impairment reversal, net income in 2022 increased by $16.5 million over 2021 due to higher production and higher average prices partially offset by higher realized losses on commodity contracts
●	Average production for 2022 was 1,640 BOEPD, an increase of 68% compared to 2021 production of 975 BOEPD. This was in the range of management’s forecasted guidance of 1,500 to 1,700 BOEPD. The increase is mainly due to production from the Barnes 7-3H well and the Barnes 8-4H well which started producing in the second quarter of 2022. The Emery 17-2H well (99% working interest) started production in late November 2022, the Brock 9-3H well (100% working interest) produced for twenty days in December 2022 and the Glenn 16-3H well (100% working interest) produced for twelve days in December 2022
●	The production exit rate as of December 31, 2022 was over 4,000 BOEPD which exceeded management’s forecasted guidance of 2,700 BOEPD
●	Netback from operations(2) increased to $54.56 per BOE in 2022 compared to $33.75 per BOE in 2021, an increase of 62%. Netback including commodity contracts(2) for 2022 was $47.79 per BOE compared to $26.05 in 2021, an increase of 83% from the prior year. The 2022 increase compared to the prior year was due to the increase in average prices partially offset by higher production taxes
●	The Company’s NPV10 of Total Proved Reserves were $514.8 million for 2022, which was a 43% increase from 2021 according to the Company’s December 31, 2022, independent reserves evaluation, due primarily to higher type curves and higher estimated future pricing

2

●	Production and operating expense per barrel averaged $8.19 per BOE in 2022 compared to $8.32 per BOE in 2021, a decrease of 2%. The decrease was due to increased production which reduced the per barrel fixed costs partially offset by higher production taxes due to an increase in prices as well as higher service and material costs
●	The net debt of the Company at December 31, 2022 was $16.8 million which was in the range of management’s forecasted guidance of $15 to 17 million.
●	The ratio of debt to Adjusted EBITDA, was 0.83 at December 31, 2022 which met management’s forecasted guidance of less than 1.0
●	In October 2022, the credit facility was redetermined and the borrowing base was increased from $20 million to $25 million. As at December 31, 2022, the Company has $6.8 million of available borrowing capacity on the credit facility

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Kolibri’s President and Chief Executive Officer, Wolf Regener commented:

“We are extremely pleased with the transformation of the Company that occurred in 2022. We were able to increase our Adjusted EBITDA by 288% by successfully drilling five wells in our corridor area and demonstrating the impressive and consistent performance of our field. We developed a strategy for the year and successfully executed it, which enabled the Company to either meet or exceed the forecasted guidance that we provided earlier in the year. Management is excited to continue to build on our 2022 performance with our 2023 drilling program. We started drilling the first three wells in our 2023 drilling program this week and we have also signed a new rig contract to drill three additional wells starting in July 2023.

“Looking ahead, we are currently forecasting the 2023 drilling program to deliver as follows:

●	Capital expenditures of $44 million to $51 million to drill between six and seven wells throughout the year with timing to be determined based on available cash flow. We plan to fund our 2023 drilling program with our existing cash flow, with the potential of temporarily drawing down a portion of our outstanding credit facility to manage working capital;
●	Annual average production of between 3,600 to 4,000 BOEPD with a year-end exit rate of between 4,500 to 5,000 BOEPD, based on the assumption that the new production performs per a type curve which is similar to NSAI’s December 2022 proved type curve;
●	Generate between $65 million to $70 million in net revenue and $52 million to $55 million of adjusted EBITDA(3); and
●	Net debt at year-end between $16.0 million to $18.0 million while maintaining a total debt to EBITDA ratio of less than 1.0 throughout the year(3)
●	Management plans to reevaluate the 2023 drilling program later in the year and may modify it once we have more visibility on prices and well performance. Any modifications to the drilling program may affect the above forecast.

(3)	Assumptions include forecasted pricing of WTI US $75/bbl, $5 Henry Hub and NGL pricing of $30 bbl and includes the impact of the Company’s existing hedges.

3

“Adjusted EBITDA(1) was $25.1 million in 2022 compared to $6.6 million in 2021, an increase of 282%. This increase was due to the increase in production of 68% and the increase in average prices of 50% partially offset by higher realized losses from commodity contracts. This exceeded management’s forecasted guidance of Adjusted EBITDA (formerly referred to as Adjusted Funds Flow) of $23 to $25 million

“The average production for 2022 was 1,640 BOEPD, an increase of 68% compared to 2021 production of 975 BOEPD. The production exit rate at the end of 2022 was over 4,000 BOEPD which exceeded management’s forecasted guidance of 2,700 BOEPD. Average production for January 2023 was almost 3,600 BOEPD.

“Net revenues for 2022 were $37.6 million, an increase of 151% compared to 2021. This also exceeded management’s forecasted guidance of $35 million to $37 million. This increase was primarily due to a 68% increase in production and a 50% increase in average prices in 2022 compared to 2021.

“Net income in 2022 was $16.6 million, compared to net income of $71.0 million in 2021. The Company recorded an impairment reversal of $70.8 million for the year ended December 31, 2021.

“Netback from operations(2) increased to $54.56 per BOE in 2022 compared to $33.75 per BOE in 2021, an increase of 62%. Netback including commodity contracts(2) for 2022 was $47.79 per BOE compared to $26.05 in 2021, an increase of 83% from the prior year. The 2022 increase compared to the prior year was due to the increase in average prices partially offset by higher production taxes.

“Production and operating expense per barrel averaged $8.19 per BOE in 2022 compared to $8.32 per BOE in 2021, a decrease of 2%. The decrease was due to increased production which reduced the per barrel fixed costs partially offset by higher production taxes due to an increase in prices as well as higher service and material costs.

“Our 2022 independent reserves evaluation report showed a 43% increase in NPV10 total proved reserves value of $514.8 million for 2022 due primarily to higher type curves and higher estimated future pricing.”

	Fourth Quarter			Year Ended
	2022	2021	%	2022		2021	%

Net Income (Loss):
$ Thousands	$2,793	$72,340	(96%)	$16,643		$71,002	(77%)
$ per basic common share	$0.08	$3.11	(97%)	$0.47		$3.05	(28%)

Adjusted EBITDA(1)	$6,838	$1,859	268%	$25,112		$6,572	283%
Capital Expenditures	$17,184	$559	2,974%	$37,097	(4)	$696	5,230%

Average Production (Boepd)	1,868	931	101%	1,640		975	68%
Gross Revenue	12,455	5,444	188%	48,376		19,128	153%
Average Price per Barrel	$72.47	$51.67	40%	$80.82		$53.75	50%
Netback from operations per Barrel(2)	$48.39	$40.88	18%	$54.56		$33.75	62%
Netback including commodity contracts per Barrel(2)	$46.05	$28.99	59%	$47.79		$26.05	83%

4

	December 2022	December 2021
Cash and Cash Equivalents	$1,037	$7,316
Working Capital	$(6,569)	$3,823

(4)	Includes $1.8 million of capital expenditures for tubulars that will be utilized in the wells to be drilled in 2023.

Year Ended 2022 to Year Ended 2021

For 2022, oil and gas gross revenues increased $29,248,000 or 153% to $48,376,000. Oil revenues before royalties increased by 168% to $42,795,000 due to an 87% increase in production and a 43% increase in prices. Natural gas revenues before royalties increased $1,500,000 or 119% due to a 78% increase in average gas prices and a 23% increase in natural gas production. NGL revenue before royalties increased $931,000 or 49% due to a 14% increase in average prices and a 31% increase in production.

Average production for 2022 was 1,640 BOEPD, an increase of 68% compared to 2021 average production of 975 BOEPD due to the five wells drilled during 2022.

Production and operating expenses increased by $1,942,000 due to an increase in production for 2022. Production and operating expense per barrel averaged $8.19 per BOE in 2022 compared to $8.32 per BOE in 2021, a decrease of 2%. The decrease was due to increased production which reduced the fixed per barrel costs partially offset by higher production taxes due to an increase in prices. Operating expense per BOE excluding production taxes for 2022 decreased by 27% compared to the prior year due to increased production.

Depletion and depreciation expense increased $3,987,000 due to increased production and a higher PP&E balance after the reversal of previous impairment in the fourth quarter of 2021.

General and administrative expenses increased $0.7 million or 30% in 2022 due to increases in both payroll costs and director fees in 2022, an increase in investor relations and marketing costs in 2022 and additional non-recurring professional costs related to the share consolidation process.

Finance income increased by $0.5 million due to unrealized gains on financial commodity contracts recorded in 2022.

Finance expense decreased $1.0 million due to unrealized losses on commodity contracts in 2021 partially offset by higher realized losses in the current year.

FOURTH QUARTER HIGHLIGHTS:

●	Adjusted EBITDA(1) was $6.9 million in the fourth quarter of 2022 compared to $1.9 million in 2021, an increase of 268%. This increase was due to the increase in production and the increase in average prices

5

●	Net revenues for the fourth quarter of 2022 were $9.7 million, an increase of 129%, compared to the fourth quarter of 2021. This increase was primarily due to an increase in production and average prices
●	Net income in the fourth quarter of 2022 was $2.8 million, compared to net income of $72.3 million in the fourth quarter of 2021. The Company recorded an impairment reversal of $70.8 million in the fourth quarter of 2021
●	Average production for the fourth quarter of 2022 was 1,868 BOEPD, an increase of 101% compared to fourth quarter 2021 production of 975 BOEPD. The increase is due to production from the five new wells drilled in 2022.
●	Netback from operations(2) increased to $48.39 per BOE in the fourth quarter of 2022 compared to $40.88 per BOE in the fourth quarter of 2021, an increase of 18%. Netback including commodity contracts(2) for the fourth quarter of 2022 was $46.05 per BOE compared to $28.99 in the fourth quarter of 2021, an increase of 59% from the prior year quarter. The 2022 increase compared to the prior year was due to the increase in average prices partially offset by higher production taxes
●	Production and operating expense per barrel averaged $8.25 per BOE in the fourth quarter of 2022 compared to $8.79 per BOE in the fourth quarter of 2021, a decrease of 6%. The decrease was due to increased production which reduced the per barrel fixed costs partially offset by higher production taxes due to an increase in prices

Fourth Quarter 2022 to Fourth Quarter 2021

Gross oil and gas revenues totaled $12,455,000 in the fourth quarter of 2022 versus $5,444,000 in the fourth quarter of 2021, an increase of 188%. Oil revenues were $11,478,000 in the fourth quarter of 2022 versus $4,450,000 in the fourth quarter of 2021, an increase of 158%, due to increase in average prices and production. Natural gas revenues increased 43% due to an increase in average prices and production. NGL revenue decreased 34% to $379,000 due to lower average NGL prices.

Operating expenses increased by $664,000 in the fourth quarter of 2022 compared to 2021 due to higher production.

G&A expenses increased by $437,000, or 70%, between quarters due to increases in both payroll costs and director fees in 2022 and increases in investor relations and marketing costs in 2022.

Finance income decreased by $514,000 in the fourth quarter of 2022 compared to the prior year fourth quarter due to realized gains on commodity contracts in 2021.

Finance expense increased $687,000 due to unrealized losses on commodity contracts in 2022.

6

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	December 31,	December 31,
	2022	2021
Current assets
Cash and cash equivalents	$1,037	$7,316
Trade and other receivables	5,773	1,999
Deposits and prepaid expenses	670	587
	7,480	9,902

Non-current assets
Property, plant and equipment	176,554	147,076
Right of use assets	48	38

Total assets	$184,082	$157,016

Current liabilities
Trade and other payables	$12,596	$3,145
Current portion of loans and borrowings	-	1,000
Current lease payable	32	43
Fair value of commodity contracts	1,421	1,891
	14,049	6,079

Non-current liabilities
Loans and borrowings	17,799	15,866
Asset retirement obligations	1,425	1,398
Lease payable	17	-
Fair value of commodity contracts	594	585
	19,835	17,849

Equity
Share capital	296,221	296,060
Contributed surplus	23,254	22,948
Deficit	(169,277)	(185,920)
Total equity	150,198	133,088

Total equity and liabilities	$184,082	$157,016

7

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Three months ended December 31		Year ended December 31
	2022	2021	2022	2021
Revenue:
Oil and natural gas revenue, net	$9,734	$4,255	$37,560	$14,972
Other income	1	-	46	2
	9,735	4,255	37,606	14,974
Expenses:
Production and operating	1,417	753	4,904	2,962
Depletion and depreciation	2,495	915	7,581	3,594
General and administrative	1,059	622	3,494	2,697
Share based compensation	45	-	277	-
Impairment (impairment reversal) of PP&E	-	(70,820)	-	(70,820)
Gain on forgiven loans	-	(280)	-	(583)
	5,016	(68,810)	16,256	(62,150)

Finance income	-	514	464	-
Finance expense	(1,926)	(1,239)	(5,171)	(6,122)

Net income and comprehensive income	$2,793	$72,340	$16,643	$71,002

Net income per share
Basic	$0.08	$3.11	$0.47	$3.05

8

KOLIBRI GLOBAL ENERGY INC.

FOURTH QUARTER AND YEAR ENDED 2022

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	4th Quarter		Year Ended Dec. 31
	2022	2021	2022	2021
Oil revenue before royalties	$11,478	4,450	42,795	15,978
Gas revenue before royalties	598	417	2,759	1,259
NGL revenue before royalties	379	577	2,822	1,891
	12,455	5,444	48,376	19,128

Adjusted funds flow	6,854	1,859	25,112	6,569
Additions to PP&E	17,184	559	37,097	696

Statistics:	4th Quarter		Year Ended Dec. 31
	2022	2021	2022	2021
Average oil production (Bopd)	1,551	638	1,241	662
Average natural gas production (mcf/d)	969	825	1,061	864
Average NGL production (Boepd)	155	153	222	169
Average production (Boepd)	1,868	1,082	1,640	975
Average oil price ($/bbl)	$80.42	$75.80	$94.46	$66.08
Average natural gas price ($/mcf)	$6.71	$5.49	$7.12	$3.99
Average NGL price ($/bbl)	$26.66	$14.39	$34.88	$30.59

Average price per barrel	$72.47	$63.56	$80.82	$53.75
Royalties per barrel	15.83	13.89	18.07	11.68
Operating expenses per barrel	8.25	8.79	8.19	8.32
Netback from operations(2)	$48.39	$40.88	$54.56	$33.75
Price adjustment from commodity contracts (Boe)	(2.34)	(11.89)	(6.77)	(7.70)
Netback including commodity contracts (Boe) (2)	46.05	28.99	47.79	26.05

The information outlined above is extracted from and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2022 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile at www.sedar.com.

NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

9

An explanation of how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedar.com and is incorporated by reference into this earnings release.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income (loss) from continuing operations, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

(US $000)	Year ended December 31,
	2022	2021
Net income	16,643	71,002

Adjustments:
Finance income	(464)	-
Finance expense	5,171	6,122
Stock based compensation	277	-
General and administrative expenses	3,494	2,697
Impairment reversal of property, plant and equipment	-	(70,820)
Depletion, depreciation and amortization	7,581	3,594
Other income	(46)	(583)
Operating netback	32,656	12,012

Netback from operations	$54.56	$33.75

The following is the reconciliation of the non-GAAP measure adjusted EBITDA to the comparable financial measures disclosed in the Company’s financial statements:

(US $000)	Year Ended December 31,
	2022	2021
Net income	16,643	71,002
Depletion and depreciation	7,581	3,594
Accretion	34	26
Interest expense	1,070	906
Unrealized (gain) loss on commodity contracts	(461)	2,439
Share based compensation	277	-
Interest income	(3)	-
Impairment reversal	-	(70,820)
Other income	(46)	(585)
Foreign currency (gain) loss	17	10 10

Adjusted EBITDA	25,112	6,572

10

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

Readers are referred to the full description of the results of the Company’s December 31, 2022 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2022, which the Company filed on SEDAR on March 13, 2023.

Caution Regarding Forward-Looking Information

This release contains forward-looking information including estimates of reserves, the proposed timing and expected results of exploratory and development work including fracture stimulation and production from the Company’s Tishomingo field, Oklahoma acreage, the future performance of wells including following shut-in’s and restart of well(s), the expected effects of cost reduction efforts, forecasts regarding the Company’s 2023 drilling program including expected capital expenditures, annual average production, net revenues, adjusted EBITDA, and net debt at year end, availability of funds from the Company’s reserves based loan facility, and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “intend” and similar expressions are intended to identify forward-looking statements.

11

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, declines will match the modeling, future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, including that new production will perform per a type curve which is similar to NSAI’s December 2022 proved type curve, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with managements’ expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, anticipated results and estimated costs will not be consistent with managements’ expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedar.com.

12

With respect to estimated reserves, the evaluation of the Company’s reserves is based on a limited number of wells with limited production history and includes a number of assumptions relating to factors such as availability of capital to fund required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs. All of these estimates will vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, may vary. The Company’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company’s reserves or the future net revenue associated with such reserves include material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com